DIAMOND PORTFOLIO INVESTMENT TRUST
8730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235
November 13, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE:	The Diamond Portfolio Investment Trust (“Trust”) (File Nos. 333-146482 and 811-22129) on behalf of the Diamond Portfolio Large Cap Quality Growth Fund (“Fund”), a series of the Trust
Ladies and Gentlemen:
Enclosed herewith for filing, in electronic format, on behalf of the Trust, pursuant to: (1) the Securities Act of 1933, as amended; (2) the Investment Company Act of 1940, as amended; and (3) Regulation S-T, is Pre-Effective Amendment No. 1 to the Registration Statement of the Trust on Form N-1A (“Amendment”).
The Amendment is being filed for the purposes of (i) addressing comments from Keith A. O’Connell of the Securities and Exchange Commission (“SEC”) Staff by letter dated October 24, 2007 to the Trust (“Comment Letter”) regarding the Trust’s initial registration statement on Form N-1A, which was filed with the SEC on October 3, 2007; (ii) adding additional information to the registration statement; and (iii) making other minor and conforming changes to the Fund’s Prospectuses and Statement of Additional Information. The Amendment includes the Fund’s Prospectuses, Statement of Additional Information, Part C, the Signature Page and one Exhibit. Also being transmitted concurrently with the Amendment is a letter filed as supplemental correspondence responding to comments in the Comment Letter.

November 13, 2007

The Trust is asking that any written correspondence to the Trust continue to be sent to the undersigned’s attention at the following address:
Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112
Attn: John H. Lively
Fax: 816-983-8080
If you have any questions concerning the foregoing, please contact the undersigned at 816-983-8177.

Yours truly,

/s/ John H. Lively

John H. Lively

cc:	Keith A. O’Connell U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549